Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

FILE NO: 82-3806

RWJ/AL

01 March 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, C.C. 20549
USA

02034755

Dear Sirs,

RECEIVED 2002 PROCESSING SECTION

SUPPL

RENTOKIL INITIAL plc
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Copy of the Preliminary Statement for the year to 31st December 2002.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.

dw 6/10

5. Listing particulars or circulars to be distributed to shareholders in connection with certain major acquisitions, dispositions, or changes in capital structure of the company and certain extra-ordinary transactions requiring shareholders approval.

6. Notice of all shareholders' meetings, together with proxy form permitting a shareholder to vote by proxy at such meetings, and notice to the London Stock Exchange of meetings of the board of directors relating to declaration of dividends and announcement of profit and loss statements.

7. Notices filed with Registrar of Companies in England and Wales Relating to (a) increase in share Capital, (b) change in Directors and/or Secretary, (c) change in accounting Reference date (fiscal year), (d) change in registered office, (e) charges and (f) changes to Memorandum and Articles of Association.

8. Information to be published (generally) by press (release) and/or filed with the London Stock Exchange as to (a) material Acquisitions, investments, or dispositions (b) material changes in the scope of the company's business activities, (c) changes in the company's directors or principal officers, (d) decisions regarding dividends (e) announcements of preliminary financial information, (f) notifications to the company of beneficial ownership of more than three percent (3%) of outstanding voting stock, (g) notifications of certain transactions by directors and connected persons involving the company's securities, (h) information filed regarding directors,

If you have any questions or require any additional information, please contact me by telephone (collect) on 011-441342-833022.

Yours faithfully,

R Ward-Jones
Company Secretary

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Directorate Change
Released	14:54 26 Feb 2002
RNS Number	0548S

RENTOKIL INITIAL plc

James Wilde, currently Business Development Director, was appointed to the board of Rentokil Initial plc on 26th February 2002 as Development Director and will be responsible for Strategic Development, Acquisitions and Special Projects whilst retaining his responsibility for the company's Conferencing and Parcels Delivery businesses.

END

END

28th February 2002

Rentokil Initial plc

PRELIMINARY RESULTS FOR THE YEAR TO 31 DECEMBER 2001

RENTOKIL INITIAL DELIVERING STRONG GROWTH FROM PRODUCTIVITY IMPROVEMENTS

- Turnover (continuing operations) +7.4% to £2242.4m
- Operating profits (continuing operations) +6.3% to £436.8m
- Earnings per share +13.6% to 13.30p
- Full year dividend per share +10.4% to 5.0p
- Strong performances in Hygiene, Conferencing and Parcels Delivery businesses and geographically in Continental Europe and Asia Pacific and Africa.
- Good turnaround in second half turnover in Facilities Management.
- Board expects continued strong growth in Earnings per share for 2002.

Turnover of continuing operations increased by 7.4% to £2242.4m, up 6.8% at constant exchange rates. Turnover growth at constant exchange rates, after eliminating the large acquisitions made in the USA (Tropical Plants) and Germany (Hygiene) in the second half of 2000, increased from 5.1% in the first half of 2001 to 5.7% in the second half, to leave the full year increase at 5.4%.

Operating profits of continuing operations increased by 6.3% to £436.8m, up 6.6% at constant exchange rates.

Earnings per share increased by 13.6% to 13.30p, benefiting from the good increase in operating profits, the strong cash flow and the share buy-back programme.

The Board has proposed a 10.5% increase in the Final Dividend to 3.57p per share, giving a full year dividend of 5.00p per share, an increase of 10.4% over 2000.

2001 pre-tax profits were £374.3m. Pre-tax profit comparisons are difficult to make due to the sale of a large number of businesses in 2000 and the share buy-back programme increasing the company's interest payments, although such comparisons will be more meaningful in 2002.

Commenting on the results, Chief Executive, Sir Clive Thompson said:

"These are very good results. Our improving rate of organic growth has delivered turnover ahead of expectations. Our operating profits are in line with expectations and, because our strong cash generation has reduced interest costs, pre-tax profits and earnings per share are both slightly ahead of expectations.

There have been strong improvements in management performance driven by our new business model which has led to the acceleration of organic growth. In order to maintain and improve margins in a very competitive price environment, we have concentrated upon productivity improvements in the following areas:

SALES

Retention of sales staff through improved:-
- *Sales management*
- *Recruitment*
- *Incentives*
- *Training*

Database Marketing and Leads Exchange initiatives to:-
- *Reduce cold calling*
- *Improve sales productivity*
- *Increase localised density of clients*

SERVICE

Customer retention by improving:-
- *Quality of service*
- *Training to improve customer relationships*

Service Productivity by improving:-
- *Use of e.business technology*
- *Routing to increase productivity from localised density of clients*

PROCUREMENT

Move towards achievement of £25m per annum of cost savings through co-ordination of purchasing."

SEGMENTAL COMMENTARY (at constant exchange rates)

Hygiene Services was up by 8.1% in turnover at £670.8m and 7.5% in operating profits at £193.4m. Continental Europe was up by 12.1% in turnover at £387.5m, with strong performances in France, The Netherlands, Italy, Portugal and Switzerland. Germany was also strong, helped, particularly in the first half, by the acquisition in the second half of 2000. UK turnover was up by 2.9% at £195.2m, North America up 3.3% at £7.4m with a good performance in USA, and Asia Pacific up by 3.5% at £80.7m with good performances in Australia, Malaysia, South Korea, Hong Kong, Indonesia and Thailand.

Security Services turnover was up by 5.1% at £508.2m with operating profits increasing by 2.7% to £49.0m. Both turnover and operating profits were adversely impacted, particularly in the first half, by the restructuring of our Belgian cash-in-transit business. Continental Europe turnover was up 4.2% at £117.1m with good performances in France and The Netherlands. North America turnover was up by 6.1% at £150.1m with a good second half performance in USA. UK turnover was up by 4.9% at £241.0m.

Pest Control Services turnover was up by 4.8% at £204.3 m and operating profits up by 8.7% at £76.1m. UK turnover was up by 2.4% at £68.1m and Continental Europe up by 6.8% at £88.2m, with good performances in France, Ireland, Italy, Portugal and Norway.

North America turnover was up by 6.2% at £16.1m and Asia Pacific and Africa turnover up by 4.1% at £31.9m, with good performances in Malaysia and Indonesia.

Tropical Plants turnover grew by 16.4% to £125.6m and operating profits by 5.9% to £23.5m. North America turnover was up by 20.8% at £78.9m, with the first half helped by the acquisition in the USA in the second half of 2000. As previously reported, the second half in the USA was adversely impacted by a decline in seasonal activity in the normally buoyant festive season. Continental Europe turnover was up by 20.5% at £23.6m. UK turnover was up by 1.0% at £13.3m. Asia Pacific and Africa turnover was flat at £9.8m.

Conferencing turnover grew by 10.0% to £74.7m with operating profits up by 8.2% to £27.8m which would have been greater but for the start up costs of a number of major new developments scheduled to come on stream in 2002.

Parcels Delivery turnover was up by 23.6% at £194.6m with operating profits at £31.4m up by 15.9% with our UK business continuing to enjoy the benefits of a number of new and former customer gains and productivity benefits from our new distribution hub, which came on stream in the second half of 2000, and with our, much smaller, African business also producing strong turnover growth to £32.8m.

Facilities Management continued to improve with turnover growth in the second half of 2.0% compared with the first half decline in turnover of 3.3%. As a result of this improving trend in the second half, turnover for the full year at £464.2m was only down 0.7%. Operating profits were down by 4.0% to £35.6m with start up costs of some new contracts holding back second half profit growth.

GEOGRAPHIC COMMENTARY (at constant exchange rates)

As a result of the strategic restructuring of the business in 2000, partly to minimise the exposure to cyclical businesses, the company's activities are exhibiting good resilience to the current downturn in the world's economies.

UK turnover grew by 3.7% to £1092.1m and operating profits by 1.4% to £223.0 m. Hygiene turnover was up by 2.9% at £195.2m, Security up by 4.9% to £241.0m, Pest Control up by 2.4% at £68.1m, Tropical Plants up by 1.0% at £13.3m, with Conferencing up by 10.0% to £74.7m, Facilities Management improving and excellent growth from Parcels Delivery.

Continental Europe turnover was up by 10.0% to £660.5m with operating profits up 13.9% to £140.6m. Hygiene turnover was up by 12.1% to £387.5m, Security up by 4.2% at £117.1m, Pest Control up by 6.8% to £88.2m and Tropical Plants up by 20.5% to £23.6m.

North America turnover was up by 8.7% to £328.4m and operating profits by 6.5% to £21.2m. Hygiene turnover was up by 3.3% to £7.4m, Security was up by 6.1% to £150.1m, Pest Control up by 6.2% to £16.1m and Tropical Plants up by 20.8% to £78.9m.

Asia Pacific and Africa turnover at £161.4m was up by 12.4% with operating profits up by 12.1% to £52.0m. Hygiene turnover was up by 3.5% to £80.7m, Tropical Plants turnover flat at £9.8m, with Pest Control turnover up by 4.1% to £31.9m and Parcels Delivery growing strongly.

CASH FLOW before acquisitions, disposals, dividends and share buy-backs, has been strong at £219m.

BORROWINGS Net borrowings at the year end were £1127m.

ACQUISITIONS 14 bolt-on acquisitions have been made (in our Hygiene, Security, Pest Control and Tropical Plants businesses) which, together with deferred consideration on earlier acquisitions, cost a total of £21m. Subsequent to the year end, a further 4 bolt-on acquisitions have been made in our Hygiene and Tropical Plants businesses in Scandinavia, Germany and USA at a total cost of £21m.

SHARE BUY-BACK We purchased 136 million shares in 2001 at a cost of £278 million with the most recent purchases made at 260p per share. At current market borrowing rates share purchases, based on 2001 results, are earnings per share enhancing up to 411p per share. Current issued share capital is 1950 million shares.

FRS 17 (PENSIONS ACCOUNTING) Based upon professional actuarial assumptions, the company's UK defined benefit pension scheme remains in surplus and, were FRS 17 to be fully implemented in 2002, the earnings of the company would be unchanged from those to be reported under the existing accounting standard (SSAP 24).

PROSPECTS FOR 2002

We plan to continue to:

- Drive turnover from accelerating organic growth.
- Maintain and, where possible, improve profit margins.
- Make bolt-on acquisitions primarily in Hygiene and Security in North America, UK and Continental Europe.
- Generate strong cash flow.

We expect good growth in turnover across our services with pre-tax profits growing faster than turnover. The Board expects another year of strong growth in earnings per share which could be further enhanced by the continuation, as planned, of our share buy-back programme.

For further information:-

Sir Clive Thompson, Chief Executive) 01342 833022
Roger Payne, Finance Director)

SEGMENTAL ANALYSIS

At 2001 average rates of exchange

		Year to 31st December 2001 £m	Year to 31st December 2000 £m (restated)
Business Analysis	**Turnover**		
	Continuing operations:		
	Specialised services		
	- Hygiene	**670.8**	620.4
	- Security	**508.2**	483.6
	- Pest Control	**204.3**	194.9
	- Tropical Plants	**125.6**	107.9
	- Conferencing	**74.7**	67.9
	- Parcels Delivery	**194.6**	157.5
	Facilities Management	**464.2**	467.3
	Total continuing operations at December 2001 average rates	**2,242.4**	2,099.5
	Exchange	**-**	(12.5)
	Continuing operations	**2,242.4**	2,087.0
	Discontinued operations at December 2001 average rates	**-**	558.0
	Exchange	**-**	(12.9)
	Discontinued operations	**-**	545.1
	Total	**2,242.4**	2,632.1
	Operating profits		
	Continuing operations:		
	Specialised services		
	- Hygiene	**193.4**	179.9
	- Security	**49.0**	47.7
	- Pest Control	**76.1**	70.0
	- Tropical Plants	**23.5**	22.2
	- Conferencing	**27.8**	25.7
	- Parcels Delivery	**31.4**	27.1
	Facilities Management	**35.6**	37.1
	Total continuing operations at December 2001 average rates	**436.8**	409.7
	Exchange	**-**	1.4
	Continuing operations	**436.8**	411.1
	Discontinued operations at December 2001 average rates	**-**	18.0
	Exchange	**-**	(0.7)
	Discontinued operations	**-**	17.3
	Share of profit of other associate	**0.3**	0.4
	Exceptional items	**-**	7.0
	Total	**437.1**	435.8

SEGMENTAL ANALYSIS

At 2001 average rates of exchange

		Year to 31st December 2001 £m	Year to 31st December 2000 £m (restated)
Geographic Analysis	**Turnover**		
	Continuing operations:		
	United Kingdom	**1,092.1**	1,053.2
	Continental Europe	**660.5**	600.7
	North America	**328.4**	302.0
	Asia Pacific & Africa	**161.4**	143.6
	Total continuing operations at December 2001 average rates	**2,242.4**	2,099.5
	Exchange	**-**	(12.5)
	Continuing operations	**2,242.4**	2,087.0
	Discontinued operations at December 2001 average rates	**-**	558.0
	Exchange	**-**	(12.9)
	Discontinued operations	**-**	545.1
	Total	**2,242.4**	2,632.1
	Operating profits		
	Continuing operations:		
	United Kingdom	**223.0**	220.0
	Continental Europe	**140.6**	123.4
	North America	**21.2**	19.9
	Asia Pacific & Africa	**52.0**	46.4
	Total continuing operations at December 2001 average rates	**436.8**	409.7
	Exchange	**-**	1.4
	Continuing operations	**436.8**	411.1
	Discontinued operations at December 2001 average rates	**-**	18.0
	Exchange	**-**	(0.7)
	Discontinued operations	**-**	17.3
	Share of profit of other associate	**0.3**	0.4
	Exceptional items	**-**	7.0
	Total	**437.1**	435.8

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year to 31st December 2001	Year to 31st December 2000
	£m	£m (restated)
Turnover (including share of associates and franchisees)		
Continuing operations	2,228.1	2,087.0
Acquisitions	14.3	-
Total continuing operations	2,242.4	2,087.0
Discontinued operations	-	545.1
	2,242.4	2,632.1
Less:		
Share of turnover of associate	(19.5)	(19.7)
Turnover of franchisees	(79.0)	(67.3)
Turnover	2,143.9	2,545.1
Operating expenses	(1,710.8)	(2,113.1)
Operating profit		
Continuing operations before exceptional item	431.8	407.7
Exceptional item	-	(12.8)
	431.8	394.9
Acquisitions	1.3	-
Continuing operations	433.1	394.9
Discontinued operations before exceptional item	-	17.3
Exceptional item	-	19.8
Discontinued operations	-	37.1
	433.1	432.0
Share of profit of associates		
Continuing - mainstream	3.7	3.4
- other	0.3	0.4
	4.0	3.8
Total operating profit	437.1	435.8
Profit and loss on disposals	-	-
Profit on ordinary activities before interest	437.1	435.8
Interest payable (net)	(62.8)	(34.7)
Profit on ordinary activities before taxation	374.3	401.1
Tax on profit on ordinary activities	(108.2)	(114.3)
Profit on ordinary activities after taxation	266.1	286.8
Minority interests	(0.9)	(1.2)
Profit attributable to shareholders	265.2	285.6
Equity dividends	(94.9)	(93.2)
Profit retained for the year	170.3	192.4
Earnings per 1p share	13.30p	11.71p
Diluted earnings per 1p share	13.26p	11.69p
Dividends per 1p share	5.00p	4.53p
Weighted average number of shares (million)	1,994	2,439
Number of shares in issue at 31st December (million)	1,950	2,083

CONSOLIDATED BALANCE SHEET

		At 31st December 2001 £m	At 31st December 2000 £m
Fixed assets	Intangible assets	**138.4**	120.2
	Tangible assets	**591.3**	561.7
	Investments in associates	**12.0**	11.3
	Other investments	**146.5**	146.5
		888.2	839.7
Current assets	Stocks	**48.2**	44.2
	Debtors	**488.8**	489.7
	Short term deposits and cash	**389.6**	271.1
		926.6	805.0
Creditors - amounts falling due within one year	Creditors	**(691.6)**	(675.3)
	Bank and other borrowings	**(371.9)**	(312.2)
		(1,063.5)	(987.5)
	Net current liabilities	**(136.9)**	(182.5)
	Total assets less current liabilities	**751.3**	657.2
Creditors - amounts falling due after more than one year	Creditors	**(11.7)**	(10.7)
	Bank and other borrowings	**(1,144.7)**	(921.7)
		(1,156.4)	(932.4)
Provisions for liabilities and charges	Provisions for liabilities and charges	**(236.0)**	(246.7)
	Net liabilities	**(641.1)**	(521.9)
Equity capital and reserves	Called up share capital	**19.5**	20.8
	Share premium account	**41.1**	36.7
	Capital redemption reserve	**18.3**	17.0
	Other reserves	**5.4**	4.8
	Profit and loss account	**(731.0)**	(606.7)
	Equity shareholders' funds	**(646.7)**	(527.4)
	Equity minority interests	**5.6**	5.5
	Capital employed	**(641.1)**	(521.9)

CONSOLIDATED CASH FLOW STATEMENT

		Year to 31st December 2001 £m	Year to 31st December 2000 £m
Operating activities	Operating profit	**433.1**	432.0
	Depreciation charge	**144.6**	165.1
	Net movement in working capital	**(1.6)**	(12.6)
	Non cash exceptional items	**-**	(7.0)
	Net cash inflow from operating activities	**576.1**	577.5
Associates' dividends	Dividends received from associates	**1.1**	1.5
Returns on investments and servicing of finance	Interest received	**33.6**	24.5
	Interest paid	**(93.0)**	(59.1)
	Interest element of finance lease payments	**(2.6)**	(2.7)
	Dividends paid to minority interests	**(0.7)**	(0.8)
	Net cash outflow from returns on investments and servicing of finance	**(62.7)**	(38.1)
Taxation	Tax paid	**(112.1)**	(136.9)
Capital expenditure and financial investment	Purchase of tangible fixed assets	**(200.3)**	(214.3)
	Less: financed by leases	**8.0**	8.1
		(192.3)	(206.2)
	Sale of tangible fixed assets	**16.1**	21.6
	Net cash outflow from capital expenditure	**(176.2)**	(184.6)
	Purchase of own shares for employee share option schemes	**-**	(2.0)
	Net cash outflow from capital expenditure and financial investment	**(176.2)**	(186.6)
Acquisitions and disposals	Purchase of companies and businesses	**(21.1)**	(103.4)
	Less: net debt acquired	**-**	22.3
	Net cash outflow on acquisitions	**(21.1)**	(81.1)
	Disposal of companies and businesses	**1.9**	605.4
	Less:- loan notes and deferred consideration	**-**	(157.0)
	- net debt disposed	**-**	(10.2)
	Net cash inflow on disposals	**1.9**	438.2
Equity dividends paid	Dividends paid to shareholders	**(92.3)**	(109.1)
Net cash inflow	Net cash inflow before use of liquid resources and financing	**114.7**	465.4
Management of liquid resources	Movement in short term deposits with banks	**(249.4)**	(4.5)
Financing	Issue of ordinary share capital	**4.4**	1.0
	Own shares purchased for share buy-back	**(277.9)**	(1,303.8)
	Net loan movement	**229.0**	649.7
	Net finance lease movements	**(13.5)**	(14.6)
	Net cash outflow from financing	**(58.0)**	(667.7)
Net cash	**Net cash outflow**	**(192.7)**	(206.8)

CONSOLIDATED CASH FLOW STATEMENT (Continued)

		Year to 31st December 2001 £m	Year to 31st December 2000 £m
Reconciliation of movement in net debt	Net debt at 1st January	**(962.8)**	(88.8)
	Cash flows	**(192.7)**	(206.8)
	Acquisitions	**-**	(22.3)
	Disposals	**-**	10.2
	Movement in deposits and loans	**20.4**	(645.2)
	Movements in finance leases	**5.5**	6.5
	Exchange adjustments	**2.6**	(16.4)
	Net debt at 31st December	**(1,127.0)**	(962.8)

EQUITY SHAREHOLDERS' FUNDS MOVEMENTS

	Year to 31st December 2001 £m	Year to 31st December 2000 £m
Profit for the financial year attributable to shareholders	**265.2**	285.6
Dividends	**(94.9)**	(93.2)
New share capital issued	**4.4**	1.0
Own shares purchased/cancelled	**(277.9)**	(1,303.8)
Write off of Ratin investment	**-**	(14.2)
Goodwill written back on disposed businesses	**(11.5)**	144.4
Exchange adjustments	**(4.6)**	1.2
Net movement in equity shareholders' funds	**(119.3)**	(979.0)
Opening equity shareholders' funds	**(527.4)**	451.6
Closing equity shareholders' funds	**(646.7)**	(527.4)

NOTES

1. The profit and loss accounts and cash flow statements for the year to 31st December 2001 and 31st December 2000, have been translated at average rates of exchange for the relevant periods. Balance sheets have been translated at period end rates. The segmental and geographic commentaries are at constant 2001 exchange rates.

2. 2000 turnover has been restated to exclude the share of turnover of an associate which is not considered to be a mainstream business. The share of profit for that associate is also now shown separately from other associates and excluded from the business and geographic analysis.

3. During the year the company purchased a further 136m of its own shares in the market (representing 6.5% of the company's issued share capital at January 2001) under the authorities given by shareholders at previous annual and extraordinary general meetings. These shares have been or were being cancelled and their nominal value transferred to the capital redemption reserve on the balance sheet. These shares have been excluded in calculating the weighted average number of shares in issue after the date of their purchase by the company. As at 31st December 2001 authority had been given to purchase a further 278 million shares.

4. During the year the company disposed of two businesses realising net proceeds of £1.9m resulting in neither a profit or loss on disposal.

5. Goodwill represents the excess of the fair value of the consideration given over the aggregate of the fair values of the identifiable net assets acquired.

   Goodwill in respect of acquisitions made prior to January 1998 remains eliminated against reserves. This will be charged in the profit and loss account on subsequent disposal of the business to which it relates.

NOTES
(Continued)

5. (Cont) Goodwill in respect of acquisitions made since 1st January 1998 is shown as an asset and (in accordance with FRS 10) each acquisition is assessed to determine the useful economic life of the business and the goodwill. For the types of business normally acquired by the company, the board considers that the goodwill is an inseparable part of the total value of the relevant business. These are service businesses which are not subject to high volatility in fashions or markets and demand for these services is likely to continue for the foreseeable future. Such businesses, if properly managed, should grow in value over the years and hence neither the value of the business nor the goodwill have a measurable useful economic life and the goodwill is not amortised. This treatment of goodwill represents a departure from the Companies Act 1985 ("Act") which requires goodwill to be amortised over its useful economic life. However, such departure is permitted under the Act in order to give a true and fair view. The directors believe that it is not possible to identify a finite life for goodwill in respect of acquisitions and accordingly, the treatment of goodwill identified above is necessary in order to give a true and fair view. In view of the inability to identify a finite life for goodwill in respect of acquisitions, it is not possible to quantify the effects of such departure from the Act. In the event that it could be considered that the value of the business or its goodwill does have a measurable economic life, then the goodwill would be amortised through the profit and loss account by equal instalments over such useful economic life. The potential lives of the businesses and goodwill are reviewed annually and revised where appropriate.

In the event that the useful economic life did not exceed 20 years, goodwill would be subject to an impairment review at the end of the year of acquisition and at any other time in the event that the directors believe that an impairment may have occurred. Where the goodwill is assigned a useful economic life which is in excess of 20 years or is indefinite, the value of the relevant businesses and goodwill are assessed for impairment against carrying values on an annual basis in accordance with FRS 11. Any impairment would be charged to the profit and loss account in the period in which it arises.

6. Tax comprises UK Corporation Tax (less double taxation relief) £37.8m (2000: £52.1m) and overseas tax £70.4m (2000: £62.2m).

At 28.9% (2000: 28.5%) the company's effective tax rate is 3.5% (2000: 4.1%) below its underlying tax rate based on its geographic spread of profits, principally as a result of benefiting from tax losses £2.7m (2000: £9.8m), goodwill £1.8m (2000: £2.9m), adjustments in respect of prior periods £7.8m (2000: £(3.8)m), exceptional items £Nil (2000: £6.8m) and other items £0.8m (2000: £0.8m).

7. The financial information has been prepared on the basis of the accounting policies set out in the full year 2000 accounts.

During the year the company has implemented (in whole) Financial Reporting Standard (FRS) 18 "Accounting Policies" as issued by the Accounting Standards Board (ASB) in 2000. In addition, the company has implemented (in part) FRS 17 "Retirement Benefits", also issued by the ASB in 2000, under transitional arrangements which will require full adoption in the year ended 31st December 2003. Neither FRS had any financial effect on the results contained within the financial statements for the year ended 31st December 2001.

FRS 19 "Deferred Tax" issued by the Accounting Standards Board in December 2000 will be adopted by the company in the financial year ended 31 December 2002.

8. The financial information in this statement does not constitute statutory accounts within the meaning of s.240 of the Companies Act 1985.

9. Copies of the annual report will be dispatched to shareholders and will also be available from the company's registered office at Felcourt, East Grinstead, West Sussex, RH19 2JY.

Financial Calendar

- Final dividend to be paid on 7th June 2002 to shareholders on the register on 3rd May 2002.
- Report and Accounts expected to be dispatched to shareholders in April 2002.
- Annual General Meeting at The British Library, 96 Euston Road, London NW1 2DB on Thursday 30th May 2002 at 10.30am.